02046863

RECD S.E.C.
JUL 25 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

P.E.
7/1/02

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of July 2002

Groupe Danone
(Translation of registrant's name into English)

7, rue de Téhéran
75008 Paris
France
(Address of principal executive offices)

PROCESSED
JUL 30 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure:

A press release dated June 24, 2002 announcing Groupe Danone's Preliminary first half results for 2002.

PRESS RELEASE

DANONE

GROUPE DANONE

Preliminary 2002 first half results

- **Like for like sales : up +4.2% (+4.9% for continuing operations)**
- **Increase in operating margin from 10.9% to 11.1%**
- **Net EPS diluted: up +11% (excl. exceptional one-time items)**
- **Exceptional goodwill impairment charges and other one-time items : € 1,031 million**

Financial highlights for preliminary and unaudited 2002 half year results for Groupe DANONE are as follows :

Key figures *(€ millions)*	2001 H1	2002 H1	growth
Sales	7,292	7,152	+4.2% [1]
Operating income	795	795	
Operating margin	10.9%	11.1%	
Net income (excl. exceptional one-time items)	375	402	+7.2%
EPS diluted (excl. exceptional one-time items)	2.65€	2.94€	+11.0%
Exceptional one-time items (net of tax)	0	(1,031)	
Net result	375	(629)	
Free Cash Flow [2]	335	427	+27.5%
Net financial debt [3]	4,764	4,405	

[1] : like for like = at constant scope of consolidation and exchange rates
[2] : Cash from operations less capital expenditures and change in working capital requirement.
[3] : Net financial debt as of Dec. 31st 2001 = € 4,827 million

For further information :
Direction de la Communication : 33 1 44 35 20 70 / 33 1 44 35 20 75
GROUPE DANONE : 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 33 1 45 63 88 22

1° Like for like sales up +4.2% in the first half of 2002 (+4.9% for continuing operations)

Consolidated sales of Groupe DANONE amounted to € 7,152 million in the first half 2002 compared to € 7,292 million in the 1st half 2001, decreasing by -1.9% on an historical basis.

Like for like, sales were up +4.2%.
Changes in exchange rates had a negative effect of –4.1%, mainly due to the Argentinean peso devaluation, while changes in the scope of consolidation (deconsolidation of Galbani at the end of April 2002) impacted sales negatively by -2%.

Like for like sales growth of continuing operations (excluding Galbani and US domestic retail water business and brewing activities in China) was +4.9% for the 2002 1st half.

In the 1st half, sales by business line and by geographical area are as follows:

(€ millions)	H1 2001	H1 2002	Like for like growth [1]
By business line			
Fresh Dairy Products	3,477	3,364	+7.6%
Beverages	2,005	2,039	+1.2%
Biscuits & Cereal Snacks	1,631	1,578	+1.8%
Other Food Business	188	182	-2.1%
Unallocated Items	*-9*	*-11*	-
By geographical area			
France	2,058	2,124	+4.6%
Rest of Western Europe	2,524	2,435	+5.0%
Rest of World	3,187	3,065	+3.3%
Unallocated Items	*-477*	*-472*	-
Group	**7,292**	**7,152**	**+4.2%**

[1] : *like for like : at constant scope of consolidation and exchange rates*

2nd Quarter 2002

Like for like sales were up +4.2% in the 2nd quarter 2002.

For further information :
Direction de la Communication : 33 1 44 35 20 70 / 33 1 44 35 20 75
GROUPE DANONE : 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 33 1 45 63 88 22

Like for like sales growth by business line and by geographical area are as follows:

By business line	Q1 2002	**Q2 2002**	1st Half 2002
Fresh Dairy Products	+6.7%	**+8.6%**	+7.6%
Beverages	+2.7%	**+0.0%**	+1.2%
Biscuits & Cereal Snacks	+0.9%	**+2.6%**	+1.8%
Other Food Business	-1.0%	**-3.2%**	-2.1%
By geographical area			
France	+5.3%	**+3.9%**	+4.6%
Rest of Western Europe	+4.2%	**+5.8%**	+5.0%
Rest of World	+3.4%	**+3.2%**	+3.3%
Group	**+4.1%**	**+4.2%**	+4.2%

The performance of Beverages was achieved in a context of unfavourable weather conditions in Europe and difficult business conditions in some Group companies outside Europe.

On an historical basis, 2nd quarter sales decreased by –7.8%. Changes in exchange rates had a negative impact of –6.7% and changes in the scope of consolidation had a negative impact of –5.3%.

Like for like sales growth of continuing operations was +5.1% in the 2nd quarter 2002.

2° Operating margin rises from 10.9% to 11.1%

The Group operating margin increased from 10.9% in the 1st half 2001 to 11.1% in the 1st half 2002.
The 1st half operating margin includes a positive effect of around 15 basis points due to the deconsolidation of Galbani at the end of April 2002 and a negative impact around 20 basis points related to the implementation start of the Themis Information Systems project .

Advertising expenses continued growing as a percentage of net sales.

Operating results by business line and geographical area are as follows:

By business line *(€ millions)*	**Operating Result**		**Operating Margin**	
	2001 S1	**2002 S1**	2001 S1	**2002 S1**
Fresh Dairy Products	383	413	11.0%	12.3%
Beverages	242	238	12.1%	11.7%
Biscuits & Cereal Snacks	136	129	8.3%	8.2%
Other Food Business	28	30	14.9%	16.5%
Unallocated Items	*6*	*(15)*	-	-
Group	**795**	**795**	**10.9%**	**11.1%**

By geographical area *(€ millions)*	**Operating Result**		**Operating Margin**	
	2001 S1	**2002 S1**	2001 S1	**2002 S1**
France	221	248	10.7%	11.7%
Rest of Western Europe	266	293	10.5%	12%
Rest of World	302	269	9.5%	8.8%
Unallocated Items	*6*	*(15)*	-	-
Group	**795**	**795**	**10.9%**	**11.1%**

Operating result structure

(€ millions)	2001 H1	*% 2001Sales*	**2002 H1**	*% 2002 Sales*
Sales	**7,292**		**7,152**	
Cost of goods sold	(3,647)	50.0%	(3,449)	48.2%
Selling expenses	(2,215)	30.4%	(2,227)	31.1%
Other [1]	(635)	8.7%	(681)	9.6%
Operating Result	**795**	**10.9%**	**795**	**11.1%**

[1] 2002 includes the costs related to the Themis project

For further information :
Direction de la Communication : 33 1 44 35 20 70 / 33 1 44 35 20 75
GROUPE DANONE : 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 33 1 45 63 88 22

3° Net income up +7.2% and Earnings Per Share diluted up +11.0% (excluding exceptional one time items)

Net income (excl. exceptional one time items) was up +7.2% in the 1st half 2002.

Exceptional one-time items (€ 1,031 million after taxes) include

- for € 305 million (net of tax) the impact of the 51% disposal of the domestic retail water activities in the US, according to the agreement concluded with the Coca-Cola Company
- the remaining part being largely made of exceptional goodwill impairment charges on Group activities in emerging markets, mainly in Latin America.

After exceptional one-time items, net loss for the 1st half amounts to € 629 million.

(€ millions)	2001 H1	**2002 H1**
OPERATING RESULT	**795**	**795**
Exceptional items	(15)	**(1 039)**
Financial cost	(86)	**(64)**
Taxes	(256)	**(236)**
RESULT BEFORE MINORITY INTERESTS	438	**(543)**
Minority interests	(84)	**(105)**
Net earnings of equity method companies	21	**19**
NET RESULT	**375**	**(629)**
Of which exceptional one-time items (after tax)	0	**(1,031)**
NET PROFIT (excl. Exceptional one-time items)	**375**	**402 +7.2%**
EARNING PER SHARE diluted (excl. Exceptional one-time items)	**2.65€**	**2.94€ +11.0%**

4° Financing

Free Cash Flow was up more than 27% in the 1st half 2002 compared to the 1st half 2001, partly driven by a reduction in capital expenditures , which represented 3.6% of the net sales in 1st half 2002..

Net financial debt has decreased from € 4,827 million end of December 2001 to € 4,405 million end of June 2002.

At the end of June 2002, the Group has exercised its put option, thus completing its divestment from the European Beer business to Scottish & Newcastle. This will lead to € 2.2 Bn Cash proceeds at the end of September 2002 and a significant reduction in the Group net financial debt.

The Group has used its share buyback authorization for € 315 million in 1st Half 2002.

o o O o o

The 1st Half performance, in line with the Group internal objectives, allows Groupe DANONE to confirm its targets for the full year 2002.
Like for like sales growth should be up by at least +5,2% and the operating margin should show an increase of 40 to 50 basis points.
Groupe DANONE net income should be significantly positive for the full year, taking into account the capital gain related to the final disposal of the European Beer activities (€ 1.5 Bn after taxes).

o o O o o

1st Half Final Results and First 9 months Sales for 2002 will be released on October, 17th, 2002.

For further information :
Direction de la Communication : 33 1 44 35 20 70 / 33 1 44 35 20 75
GROUPE DANONE : 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 33 1 45 63 88 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant Group Danone has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 29, 2002

GROUPE DANONE

By: ______________________

Name: Emmanuel Faber

Title: Senior Executive Vice-President, Chief Financial Officer